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                                                                      Exhibit 21

                         Subsidiaries of the Registrant

OPNET Analysis, Inc. (formerly MIL 3 Analysis, Inc.), a corporation organized under the laws of the State of Delaware.

MIL 3 International Limited, a corporation organized under the laws of Barbados.

OPNET Technologies Societe par Actions Simplifiee, a corporation organized under the laws of France.

OPNET Technologies Limited, a corporation organized under the laws of England and Wales.

OPNET Development Corp., a corporation organized under the laws of the State of Delaware.

OPNET Technologies b.v.b.a, (formerly WDM NetDesign, b.v.b.a), a corporation organized under the laws of Belgium.

OPNET Technologies Pty Limited, a corporation organized under the laws of Australia.

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